UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
 Securities Exchange Act of 1934
Filed by the Registrant	☒
Filed by a Party other than the Registrant	☐
Check the appropriate box:
☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☒	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12
Vestin Realty Mortgage II, Inc.
(Name of registrant as specified in its charter)
Payment of Filing Fee (Check the appropriate box):
☐	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
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☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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VESTIN REALTY MORTGAGE II, INC.

8880 W Sunset Road, Suite 200
Las Vegas, Nevada 89148
(702) 227-0965

PROXY STATEMENT SUPPLEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 9, 2017

The following information will supplement the definitive proxy statement of Vestin Realty Mortgage II, Inc. (the "Company") dated January 27, 2017 and filed with the Securities and Exchange Commission ("SEC") on January 27, 2017 (the "Proxy Statement"), relating to the annual meeting of stockholders to be held on March 9, 2017, at 10:00 a.m. Eastern Time, or at any adjournment or postponement thereof, at Venable LLP, 750 E. Pratt Street, Suite 900, Baltimore, Maryland 21202.  The purpose of the supplement to the Proxy Statement (the "Supplement") is to disclose the Company's engagement of Morrow Sodali, LLC, or Morrow Sodali, to assist with soliciting proxies for the annual meeting.

If you have not already submitted a proxy for use at the annual meeting, you are urged to do so promptly. No action in connection with the Supplement is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. Information about voting or revoking a proxy appears on pages 2 through 4 of the Proxy Statement.

This Supplement is dated January 31, 2017.

PROXY SUPPLEMENT

The following information amends and supplements the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read carefully and in its entirety. Any page references in the information below are to pages of the Proxy Statement, and any defined terms used but not defined below have the meanings set forth in the Proxy Statement. To the extent that any information in this Supplement conflicts with the information in the Proxy Statement, then this Supplement shall control and shall be deemed to amend and replace such information in the Proxy Statement.

 The information contained under the headings "Who pays for this proxy solicitation" and "Cost/Source of Funds and Expenses" beginning on pages 4 and 20, respectively, of the Prospectus, is hereby supplemented to include the following supplemental information:

Following the filing of the Proxy Statement, the Company and Morrow Sodali entered into a letter agreement pursuant to which the Company engaged Morrow Sodali to assist with soliciting proxies from brokers, banks and nominees to approve the Reverse Stock Split and nominee for director at the annual stockholders meeting. In consideration of such services, the Company will pay Morrow Sodali a fee of $7,500 plus $6.50 for each stockholder solicited by telephone on behalf of the Company.